BIOSCRIP, INC.
100 Clearbrook Road

Elmsford, New York 10523

Telephone: (914) 460-1600

May 5, 2015

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop: 3561

Re:	BioScrip, Inc.

Registration Statement on Form S-4

(File No. 333-201925)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-4, (the “Registration Statement”) for BioScrip, Inc. (the “Company”) so that such Registration Statement will become effective as of 9:30 A.M. (New York City time) on May 6, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIOSCRIP, INC.

/s/ Kimberlee Seah
Name:	Kimberlee Seah
Title:	Senior Vice President, Secretary and General Counsel